Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04012477

January 20, 2004

SEC MAIL RECEIVED
JAN 2 3 2004
WASHINGTON, D.C.

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

dlw 1/30

v\mb\ltr\Sec12s.doc

Man Group plc
20 January 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 January 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.61, down 3.04% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Notification is given pursuant to Chapter 16.13 of the Listing Rules that on 19th January 2004 the security interest of the Employee Trust was decreased by 322,780 shares for nil consideration. The Employee Trust now has a security interest over 587,497 shares.

Executive Directors of the Company are deemed to be interested in the 2,009,733 shares held by the Employee Trust and the 587,497 shares over which the Employee Trust holds a security interest.

Man Group plc
13 January 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 January 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$24.35, up 3.93% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

7 January 2004

Man Group raises US$625 million in latest product launch

Man Group plc, the global provider of alternative investment products and futures broker, today announces that its most recent launch Man Multi-Strategy Series 6 Ltd ('Series 6') has raised the equivalent of US$625 million of client money.

Series 6 was a global offering in two currency classes, Euros and US dollars. The product's portfolio will comprise allocations to a diverse range of quantitative and qualitative investment strategies that may be classified into five style categories: arbitrage, equity hedge, fund of hedge funds, long/short equities and managed futures. Series 6 carries the benefit of an enhanced principal protection arrangement that ensures investors the return of at least 120% of their initial investment at maturity, provided by ABN AMRO Bank N.V.

Stanley Fink, Chief Executive of the Man Group plc, today said:

'The Man Multi-Strategy product family has enjoyed considerable success and has become one of the most sought after product structures offered by Man. By incorporating 120% capital guarantees into an already attractive investment opportunity, Man has once again demonstrated its ability and commitment to providing investors with innovative alternative investment products.'

The responsibility for the construction and management of Series 6 lies with Man Global Strategies, a division of Man Investments. Man Global Strategies selects managers offering a sustainable competitive advantage and the potential to add value to its style portfolios. It strives to establish close associations with the managers by forming joint ventures and affiliations. The performance potential of Series 6 is highlighted by the first product in the Man Multi-Strategy family, Man Multi-Strategy Guaranteed Limited. As at 30 November 2003, it had generated annualised returns of 12.3% whilst restricting the annualised volatility to 11.6% since its inception on 15 July 2000. This is particularly impressive compared to the annualised performance of world stocks -7.9% and world bonds 9.7% over the same period.

The next global launch will be Man RMF Multi-Style Ltd, which will be open for investment on 9 February 2004. This product will target medium-term annualised growth of around 13-15% for an annualised volatility of around 7-9% for both USD and EUR class bonds while the CHF class bonds will target annualised growth of around 12-14% for annualised volatility of around 6-8%.

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Lockstone
Vanessa Maydon

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Notes to Editors

About the Product
Man Multi-Strategy Series 6 Ltd closed on 15 December 2003 and is expected to start making initial investments from the middle of January. Series 6 provides investors with another opportunity to access Man's successful multi-strategy/multi-adviser investment approach. Series 6 provides investors access to the Man Multi-Strategy portfolio and was offered in both EUR and USD classes. It will target similar risk-adjusted returns to previous products in the Man multi-strategy family (annualised return potential of around 15-17% for an annualised volatility of around 10-12%). Series 6 will also enjoy the benefit of capital guarantees provided by ABN AMRO Bank N.V., which ensure investors the return of at least 120% of their initial investment at maturity on 31 August 2016 as well as a profit lock-in feature. Series 6 provides investors with access to a diversified portfolio of investment strategies implemented by a number of carefully selected advisers. The ability of the Man Multi-Strategy portfolio to generate returns and protect investors' capital during difficult market conditions for traditional assets has been highlighted by the performance of Man Multi-Strategy Guaranteed Limited, the first product in the family.

The ABN AMRO group is a global banking group offering a wide range of commercial and investment banking products and services on a worldwide basis through its network of approximately 3,000 branches in more than 60 countries. The ABN AMRO group ranks 11th in Europe and 23rd in the world based on tier 1 capital and had total assets of EUR 601 billion at 30 September 2003.

About Man RMF Multi-Style Ltd
Man RMF Multi-Style is an innovative structured product developed by Man Investments which provides access to RMF's superior investment selection expertise and excellent asset allocation and risk management skills. The product carries the added benefits of Man Investments' strong structuring capabilities - it offers increased investment exposure, principal protection and a profit lock-in feature. The investment objective of Man RMF Multi-Style is to deliver an attractive level of absolute returns with controlled risk. The USD-Class Bonds and EUR-Class Bonds will both target annualised growth of around 13-15% for annualised volatility of 7-9%, while the CHF-Class Bonds will target annualised growth of around 12-14% for annualised volatility of around 6-8% over the medium-term.

The Man RMF Multi-Style portfolio will initially comprise allocations to five complementary hedge fund styles - equity hedged, event driven, global macro, managed futures and relative value. Across these five styles, allocations will be made to a diversified range of quantitative and qualitative hedge fund strategies implemented by leading managers chosen by RMF, one of Man Investments' core managers. RMF will focus on identifying successful hedge fund managers; understanding the return drivers of different styles and strategies; dynamically managing portfolio allocations based on in-depth analysis of the market environment and managing risk. RMF will combine its expertise in these areas and make style and strategy allocation shifts within a disciplined framework in order to take advantage of periods when performance prospects are favourable for particular styles and strategies.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Man Group plc
6 January 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 January 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.43, up 3.86% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
6 January 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 December 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$75.28, up 6.57% from the previous month.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com